Exhibit 99.2

Sagtec Global Enters Indonesia with Master Dealership for Cloud-Based Smart Ordering System, Targeting US$30 Million in Revenue

KUALA LUMPUR, MALAYSIA, March 10, 2025 (GlobeNewswire) – Sagtec Global Limited (NASDAQ: SAGT) (“Sagtec” or the “Company”), a leading provider of customizable software solutions, proudly announced that its expansion to Indonesia through a Master Dealership Agreement with PT Kiwari Asih Solusi (“Kiwari”), appointing Kiwari as the exclusive master dealer for Sagtec’s Speed+ Could Base Smart Ordering System (“Speed+”).

Kiwari has committed to a minimum annual purchase of 10,000 licenses, generating an estimated revenue of at least US$30 million over the next five years. This strategic partnership is designed to accelerate the adoption of Speed+ in Indonesia, driving digital transformation and enabling local businesses to modernize their operations to meet the growing demand for innovative digital solutions.

According to Mordor Intelligence1, Indonesia’s digital transformation market is projected to reach approximately US$60 billion by 2030, at a CAGR of nearly 20% from 2025 to 2030. This growth is driven by increasing technology adoption across various sectors, including food and beverage (F&B), which is expected to exceed US$250 billion by 2030, fueled by rising consumer spending and a growing middle class, as supported by Market Research. As consumer preferences evolve, Indonesian businesses are turning to digital solutions to streamline operations, enhance customer experience, and improve efficiency.

In line with this trend, according to Grand View Research2, the Asia Pacific cloud-based Point of Sale (POS) market is expected to expand at a CAGR of almost 20% from 2024 to 2030, driven by the region's booming retail sector and increasing mobile and internet adoption. This presents a significant opportunity for Speed+ to tap into a tech-savvy market that is primed for digital ordering solutions.

The Agreement will remain in effect till December 31, 2025, and will automatically renew for an additional one-year term unless notified otherwise.

“Securing this Master Dealership Agreement with PT Kiwari Asih Solusi represents a significant milestone in our expansion strategy for Southeast Asia. Indonesia offers a unique growth opportunity, fueled by its rapidly developing digital economy and increasing demand for innovative cloud-based solutions. With the Speed+, we are excited to empower local businesses to optimize their operations and stay ahead in an increasingly competitive market,” said Kevin Ng, Chairman, Executive Director and Chief Executive Officer of Sagtec.

[1]	https://www.mordorintelligence.com/industry-reports/indonesia-digital-transformation-market

2	https://www.grandviewresearch.com/industry-analysis/cloud-point-of-sale-market-report#:~:text=The%20cloud%20Point%20of%20Sale%20(POS)%20market%20of%20Asia%20Pacific,19.6%25%20from%202024%20to%202030

About Sagtec Global Limited

Sagtec is a leading provider of customizable software solutions, primarily serving the Food & Beverage (F&B) sector. The Company also offers software development, data management, and social media management to enhance operational efficiency across various industries, including Key Opinion Leaders (KOLs). Additionally, Sagtec operates power-bank charging stations at 300 locations across Malaysia through its subsidiary, CL Technology (International) Sdn Bhd.

For more information on the Company, please log on to https://www.sagtec-global.com/.

About PT Kiwari Asih Solusi

Kiwari is a leading provider of IoT and general trading solutions, specializing in industrial efficiency and business growth across various sectors. Founded by industry professionals, the company integrates advanced technology with a personalized approach to deliver tailored solutions that enhance productivity and operational performance. Committed to innovation and client success, Kiwari empowers businesses with scalable, technology-driven strategies to navigate the evolving digital landscape.

For more details, please log on to https://www.kasolusi.com/.

Contact Information:

Sagtec Global Limited Contact:

Ng Chen Lok

Chairman, Executive Director & Chief Executive Officer

Telephone +6011-6217 3661

Email: info@sagtec-global.com